Invesco Ltd.

1555 Peachtree Street, NE

Atlanta, Georgia 30309

April 4, 2023

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention:Lory Empie Robert Klein

Re:	Invesco Ltd.

Form 10-K for the Annual Period Ended December 31, 2022

Filed February 23, 2023

File No. 001-13908

Ladies and Gentlemen:

Invesco Ltd. (the “Company”) respectfully submits this letter in response to the comments contained in the letter dated March 23, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Annual Report on Form 10-K for the annual period ended December 31, 2022, filed with the SEC on February 23, 2023. We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s response, below.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Schedule of Non-GAAP Information

Reconciliation of Net income attributable to Invesco to Adjusted net income attributable to Invesco, page 49

1. In your reconciliation to adjusted net income, we note that each of the adjustments are presented “net of tax.” In future filings, please revise your presentation and disclosure to comply with Question 102.11 of the Division’s Compliance & Disclosure Interpretations (“C&DI”) on Non-GAAP Financial Measures.

Securities and Exchange Commission	- 2 -	April 4, 2023

Response to Comment 1:

Commencing with our Form 10-Q for the quarterly period ended March 31, 2023, we will revise the presentation of the Reconciliation of net income attributable to Invesco to Adjusted net income attributable to Invesco such that each of the adjustments are “gross of tax” and the tax effect of the adjustments are presented on a separate line item.

Debt, page 55

2. We note that EBITDA is defined on page i as earnings before income tax, depreciation and amortization. However, it appears your reconciliation and adjustments, on page 56, to arrive at EBITDA include more items, such as interest, share-based compensation expense, unrealized (gains)/losses and acquisition-related matter recoveries. Please revise your disclosure on page i to include a more complete and accurate definition. In addition, as the measure “EBITDA” includes adjustments for items other than interest, taxes, depreciation and amortization, revise the caption to more appropriately describe the measure (e.g., Adjusted EBITDA).

Response to Comment 2:

Commencing with our Form 10-Q for the quarterly period ended March 31, 2023, we will revise the definition on page i to incorporate all adjustments made under the terms of our credit agreement and, throughout our filings, we will refer to this metric as “Covenant Adjusted EBITDA” rather than “EBITDA.” Examples of these revisions are as follows (with revised disclosures bolded and underlined):

Excerpt from Glossary of Defined Terms

GLOSSARY OF DEFINED TERMS

APAC	—	Asia-Pacific
AUM	—	Assets under management
bps	—	Basis points
CDSC	—	Contingent deferred sales charge
CEO	—	Chief Executive Officer
CFTC	—	Commodity Future Trading Commission
CIP	—	Consolidated investment products
CLOs	—	Collateralized loan obligations
Companies Act	—	Companies Act 1981 of Bermuda
COSO	—	Committee of Sponsoring Organizations of the Treadway Commission
Covenant Adjusted EBITDA	—	Earnings before income tax, depreciation, amortization, common share-based compensation expense, unrealized (gains)/losses from investments, net, and unusual or otherwise non-recurring gains and losses as defined in our credit agreement

Securities and Exchange Commission	- 3 -	April 4, 2023

Excerpt from Management Discussion & Analysis

Debt

The carrying value of our debt at December 31, 2022 was $1,487.6 million (December 31, 2021: $2,085.1 million), See Item 8, Financial Statements and Supplementary Data, Note 8, “Debt,” for additional disclosures.

For the year ended December 31, 2022, the company’s weighted average cost of debt was 4.15% (year ended December 31, 2021: 3.95%).

Financial covenants under the credit facility agreement include: (i) the quarterly maintenance of an Adjusted debt/ Earnings before income tax, depreciation, amortization, common share-based compensation expense, unrealized (gains)/losses from investments, net, and unusual or otherwise non-recurring gains and losses as defined in our credit agreement (Covenant Adjusted EBITDA) leverage ratio, as defined in the credit facility agreement, of not greater than 3.25:1.00, (ii) an interest coverage ratio (Covenant Adjusted EBITDA, as defined in the credit facility agreement/interest payable for the four consecutive fiscal quarters ended before the date of determination) of not less than 4.00:1.00. As of December 31, 2022, we were in compliance with our financial covenants. At December 31, 2022, our leverage ratio was 0.78:1.00 (December 31, 2021: 0.79:1.00), and our interest coverage ratio was 19.51:1.00 (December 31, 2021: 25.21:1.00).

The December 31, 2022 and 2021 coverage ratio calculations are as follows:

	Last four quarters ended
$ millions	December 31, 2022	December 31, 2021
Net income attributable to Invesco Ltd.	683.9	1,393.0
Dividends on preferred shares	236.8	236.8
Tax expense	322.2	531.1
Amortization/depreciation	195.3	205.3
Interest expense	85.2	94.7
Common share-based compensation expense	106.2	140.1
Unrealized (gains)/losses from investments, net (1)	87.7	17.9
OppenheimerFunds acquisition-related matter recoveries (2)	(55.0)	(231.1)

Covenant Adjusted EBITDA (3)	1,662.3	2,387.8

Adjusted debt (3)	$1,290.3	$1,888.1
Leverage ratio (Adjusted debt/Covenant Adjusted EBITDA—maximum 3.25:1.00)	0.78	0.79
Interest coverage (Covenant Adjusted EBITDA /Interest Expense—minimum 4.00:1.00)	19.51	25.21

(1)

Adjustments for unrealized gains and losses from investments, as defined in our credit facility, may also include non-cash gains and losses on investments to the extent that they do not represent anticipated future cash receipts or expenditures.

(2)

Unusual or otherwise non-recurring gains and losses, as defined in our credit facility, are adjusted for in the determination of Covenant Adjusted EBITDA. The insurance recoveries related to the OppenheimerFunds acquisition-related matter are considered unusual and have been removed from the determination of Covenant Adjusted EBITDA.

Securities and Exchange Commission	- 4 -	April 4, 2023

(3)

Covenant Adjusted EBITDA and Adjusted debt are non-GAAP financial measures that are used by management in connection with certain debt covenant calculations under our credit agreement. The calculation of Covenant Adjusted EBITDA above (a reconciliation from net income attributable to Invesco Ltd.) is defined by our credit facility agreement, and therefore net income attributable to Invesco is the most appropriate GAAP measure from which to reconcile to Covenant Adjusted EBITDA. The calculation of Adjusted debt is defined in our credit facility and equals debt of $1,487.6 million plus $2.7 million in letters of credit less $200.0 million of excess unrestricted cash (cash and cash equivalents less the minimum regulatory capital requirement, not to exceed $200 million).

Excerpt from Item 8. Financial Statements and Supplementary Data, Note 8. Debt

The credit facility agreement governing the credit facility contains customary restrictive covenants on the company and its subsidiaries. Restrictive covenants in the credit facility agreement include, but are not limited to: prohibitions on creating, incurring or assuming any liens; entering into merger arrangements; selling, leasing, transferring or otherwise disposing of assets; making a material change in the nature of the business; making a significant accounting policy change in certain situations; entering into transactions with affiliates; and incurring indebtedness through the subsidiaries (other than the borrower, Invesco Finance PLC). Many of these restrictions are subject to certain minimum thresholds and exceptions. Financial covenants under the credit facility agreement include: (i) the quarterly maintenance of a debt/ Covenant Adjusted EBITDA leverage ratio, as defined in the credit facility agreement, of not greater than 3.25:1.00, (ii) an interest coverage ratio (Covenant Adjusted EBITDA, as defined in the credit facility agreement/interest payable for the four consecutive fiscal quarters ended before the date of determination) of not less than 4.00:1.00. The company is in compliance with all restrictive debt covenants as of December 31, 2022.

Critical Accounting Policies and Estimates

Goodwill, page 57

3. In future filings, please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, revise your disclosure to provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:

•	Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.

•	Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.

•	Disclose quantitative details about the specific critical assumptions used in your fair value determination and how much each estimate and/or assumption has changed over a relevant period.

•	Disclose a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.

•	Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Securities and Exchange Commission	- 5 -	April 4, 2023

Response to Comment 3:

Commencing with our Form 10-Q for the quarterly period ended March 31, 2023, we will revise our disclosures to state that based on the most recent qualitative analysis we believe the fair value of our single reporting unit is substantially in excess of carrying value. In the event this conclusion changes in the future, we will include the disclosures required under applicable rules to provide the appropriate level of information to financial statement users.

*        *        *

I hope that the foregoing has been responsive to your comment. If you should have any questions about this letter or require any further information, please contact me at Allison.Dukes@invesco.com or (404) 724-4297.

Sincerely,

/s/ L. Allison Dukes

Senior Managing Director and Chief Financial Officer

cc:	Terry Vacheron, Chief Accounting Officer and Head of Global Tax Jeffrey Kupor, Senior Managing Director and General Counsel Craig E. Marcus, Ropes and Gray LLP